Amended and restated term sheet[†]
To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 164-A-I dated March 27, 2009

Amended and restated term sheet to Product Supplement No. 164-A-I
Registration Statement No. 333-155535
Dated April 2, 2009; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
$
Semi-Annual Review Notes Linked to Gold due April 7, 2011

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any of the four Review Dates, the price of Gold is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 15% decline of the price of Gold on the final Review Date but will lose up to 85% of their principal if the price of Gold declines by more than 15%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is October 2, 2009[††].
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 7, 2011[††].
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 164-A-I, will supersede the terms set forth in product supplement no. 164-A-I.**
- The notes are expected to price on or about April 2, 2009 and are expected to settle on or about April 7, 2009.

Key Terms

Commodity:	Gold (Bloomberg Ticker: "GOLDLNPM") (the "Commodity")
Automatic Call:	If the Gold Price on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Trigger Price:	**90% of the Commodity Starting Level for the first Review Date, 100% of the Commodity Starting Level for the second Review Date, 100% of the Commodity Starting Level for the third Review Date and 100% of the Commodity Starting Level for the final Review Date.**
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows: • at least 5.50%* × $1,000 if called on the first Review Date • at least 11.00%* × $1,000 if called on the second Review Date • at least 16.50%* × $1,000 if called on the third Review Date • at least 22.00%* × $1,000 if called on the final Review Date *The actual percentage applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 5.50%, 11.00%, 16.50% and 22.00%, respectively. If the notes are automatically called on a Review Date other than the final Review Date, we will redeem each note and pay the applicable call premium on the third business day after the applicable Review Date[††]. If the notes are called on the final Review Date, we will redeem each note and pay the applicable call premium on the Maturity Date[††].
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 15% decline of the Gold Price from the Commodity Starting Level. If the Commodity Closing Level has declined by 15% or less from the Commodity Starting Level, you will receive the principal amount of your notes at maturity. If the Commodity Closing Level has declined by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the price of the Commodity declines beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 × (Commodity Return + 15%)] *Assuming the notes are not called, you will lose up to $850 per $1,000 principal amount note at maturity if the Commodity Return reflects a decline of more than 15%.*
Buffer Amount:	15%
Commodity Return:	$\frac{\text{Commodity Closing Level} - \text{Commodity Starting Level}}{\text{Commodity Starting Level}}$
Commodity Starting Level:	A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Commodity Starting Level may or may not be the Gold Price on the pricing date.** Although the calculation agent will make all determinations and take all action in relation to establishing the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.
Commodity Closing Level:	The Gold Price on the final Review Date.
Review Dates[††]:	October 2, 2009 (first Review Date), April 2, 2010 (second Review Date), October 4, 2010 (third Review Date) and April 4, 2011 (final Review Date).
Gold Price:	On any trading day, the official afternoon fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol "GOLDLNPM", on such trading day.
Maturity Date[††]:	April 7, 2011
CUSIP:	48123LQ64

[†] This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated March 27, 2009 to product supplement no. 164-A-1 (the term sheet dated March 27, 2009 is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109209001311/e34972fwp.pdf in its entirety).

[††] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 164-A-I.

Investing in the Semi-Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 164-A-I and "Selected Risk Considerations" beginning on page TS-3 of this amended and restated term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 164-A-I and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet, the accompanying product supplement no. 164-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Plan of Distribution" in this amended and restated term sheet for information about fees and commissions.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

April 2, 2009

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 164-A-I dated March 27, 2009. **This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** *This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated March 27, 2009 to product supplement no. 164-A-I in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes.* You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 164-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 164-A-I dated March 27, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001297/e34952_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

Notwithstanding the definition of Commodity Starting Level set forth in the accompanying product supplement no. 164-A-I, the Commodity Starting Level may or may not be the Gold Price on the pricing date. Although the calculation agent will make all determinations and take all action in relation to establishing the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Gold Price as shown under the column "Gold Price Appreciation/Depreciation at Review Date." The following table assumes a Commodity Starting Level of $950, a hypothetical Trigger Price of $855 on the first Review Date and a hypothetical Trigger Price of $950 on the last three Review Dates. The table assumes that the percentages used to calculate the call premium amount applicable to the four Review Dates are 5.50%, 11.00%, 16.50%, 22.00%, regardless of the appreciation of the Gold Price, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Gold Price	Gold Price Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
$1350.00	42.11%	5.50%	11.00%	16.50%	22.00%
$1300.00	36.84%	5.50%	11.00%	16.50%	22.00%
$1250.00	31.58%	5.50%	11.00%	16.50%	22.00%
$1200.00	26.32%	5.50%	11.00%	16.50%	22.00%
$1150.00	21.05%	5.50%	11.00%	16.50%	22.00%
$1100.00	15.79%	5.50%	11.00%	16.50%	22.00%
$1050.00	10.53%	5.50%	11.00%	16.50%	22.00%
$1000.00	5.26%	5.50%	11.00%	16.50%	22.00%
$950.00	**0.00%**	**5.50%**	**11.00%**	**16.50%**	**22.00%**
$900.00	-5.26%	5.50%	N/A	N/A	0.00%
$855.00	-10.00%	5.50%	N/A	N/A	0.00%
$807.50	-15.00%	N/A	N/A	N/A	0.00%
$750.00	-21.05%	N/A	N/A	N/A	-6.05%
$700.00	-26.32%	N/A	N/A	N/A	-11.32%
$650.00	-31.58%	N/A	N/A	N/A	-16.58%
$600.00	-36.84%	N/A	N/A	N/A	-21.84%
$550.00	-42.11%	N/A	N/A	N/A	-27.11%
$500.00	-47.37%	N/A	N/A	N/A	-32.37%
$400.00	-57.89%	N/A	N/A	N/A	-42.89%
$250.00	-73.68%	N/A	N/A	N/A	-58.68%
$100.00	-89.47%	N/A	N/A	N/A	-74.47%
$75.00	-92.11%	N/A	N/A	N/A	-77.11%
$0.00	-100.00%	N/A	N/A	N/A	-85.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Gold Price decreases from the Commodity Starting Level of $950 to a Gold Price of $900 on the first Review Date. Because the Gold Price on the first Review Date of $900 is greater than the corresponding hypothetical Trigger Price of $855, the notes are automatically called, and the investor receives a single payment of $1,055 per $1,000 principal amount note.

Example 2: The Gold Price decreases from the Commodity Starting Level of $950 to a Gold Price of $750 on the first Review Date and is $950 on the second Review Date. Because (a) the Gold Price on the first Review Date of $750 is less than the corresponding hypothetical Trigger Price of $855, and (b) the Gold Price on the second Review Date of $950 is equal to the corresponding hypothetical Trigger Price of $950, the notes are automatically called on the second Review Date and the investor receives a single payment of $1,110 per $1,000 principal amount note.

Example 3: The Gold Price decreases from the Commodity Starting Level of $950 to a Gold Price of $600, $650, $675 on the first three Review Dates, respectively, and is $850 on the final Review Date. Because (a) the Gold Price on each of the first three Review Dates and the final Review Date ($600, $650, $675 and $850, respectively) is less than the corresponding hypothetical Trigger Price on each of the four Review Dates of $855, $950, $950 and $950, respectively, and (b) the Commodity Closing Level has not declined by more than 15% from the Commodity Starting Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The Gold Price decreases from the Commodity Starting Level of $950 to a Gold Price of $600, $650, $675 on the first three Review Dates, respectively, and is $600 on the final Review Date. Because (a) the Gold Price on each of the first three Review Dates and the final Review Date ($600, $650, $675 and $600, respectively) is less than the corresponding hypothetical Trigger Price on each of the four Review Dates of $855, $950, $950 and $950, respectively, and (b) the Commodity Closing Level has declined by more than 15% from the Commodity Starting Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-36.84\% + 15\%)] = \$781.60$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Gold Price is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 5.50%* × $1,000 if called on the first Review Date, (ii) at least 11.00%* × $1,000 if called on the second Review Date, (iii) at least 16.50%* × $1,000 if called on the third Review Date or (iv) at least 22.00%* × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentage applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 5.50%, 11.00%, 16.50% and 22.00%, respectively.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is two years, the notes will be called before maturity if the Gold Price is at or above the relevant Trigger Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this amended and restated term sheet.

- **POTENTIAL FOR EARLY EXIT AND 5.50%* RETURN ON THE FIRST REVIEW DATE, EVEN IF THE COMMODITY RETURN IS NEGATIVE ON THE FIRST REVIEW DATE** — The Trigger Price for the first Review Date is set at 90% of the Commodity Starting Level. Accordingly, you will receive a payment of $1,055* per $1,000 principal amount note after the first Review Date, even if the Gold Price on the first Review Date reflects a decline of up to 10% from the Commodity Starting Level.
  *The actual percentage and call payment applicable to the first Review Date will be determined on the pricing date but will not be less than 5.50% and $1,055, respectively (if called on the first Review Date).

- **EXPOSURE TO THE PRICE OF GOLD —** The Commodity Return reflects the performance of Gold, expressed as a percentage, from the Commodity Starting Level to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol "GOLDLNPM" on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 164-A-I.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 164-A-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as "contingent payment debt instruments," as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 164-A-I.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 164-A-I dated March 27, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not automatically called and the Commodity Closing Level has declined by more than 15%, as compared to the Commodity Starting Level, you will lose 1% of your principal amount at maturity for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level, beyond the 15% buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this amended and restated term sheet, regardless of the appreciation of the price of the Commodity, which may be significant. Because the Gold Price at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Commodity.

- **NO OWNERSHIP OF THE COMMODITY OR OTHER COMMODITY RELATED CONTRACTS —** As a holder of the notes, you will not receive the return you would receive if you had actually purchased the Commodity or exchange-traded or over-the-counter instruments based on the Commodity. You will not have any rights that holders of such assets or instruments would have.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO GOLD —** The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. For additional information about the Commodity, see the information set forth under "The Commodities" in the accompanying product supplement no. 164-A-I.

- **THE GOLD PRICE IS DETERMINED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE GOLD PRICE BEING DETERMINED BY THE LBMA —** Your notes are linked to the performance of Gold. The closing price of Gold will be determined by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about the Commodity, see the information set forth under "The Commodities" in the accompanying product supplement no. 164-A-I.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon an automatic call or at maturity described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Commodity Starting Level is a Commodity level determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to the establishment of the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Gold Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of Gold;
  - supply and demand trends for Gold;
  - the time to maturity of the notes;
  - interest and yield rates in the market;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the Commodity or commodities markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the price of Gold based on the weekly Gold Price from January 2, 2004 through March 27, 2009. The Gold Price on April 1, 2009 was $924.50. We obtained the Gold Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical fixing levels of the Commodity should not be taken as an indication of future performance, and no assurance can be given as to the Gold Price on any Review Date. We cannot give you assurance that the performance of the Commodity will result in the return of any of your initial investment.



Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $25.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-33 of the accompanying product supplement no. 164-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $25.00 per $1,000 principal amount note.